Filed Pursuant to Rule 433

Registration No. 333-219186

August 12, 2019

ONEOK, INC.

PRICING TERM SHEET

$2,000,000,000

2.75% Notes due 2024

3.40% Notes due 2029

4.45% Notes due 2049

Issuer:	ONEOK, Inc.

Guarantors:	ONEOK Partners, L.P. and ONEOK Partners Intermediate Limited Partnership

Security Type:	Senior Unsecured Notes

Expected Ratings:[1]	Baa3 (Moody’s) and BBB (S&P)

Pricing Date:	August 12, 2019

Settlement Date:	August 15, 2019 (T+3)

	2.75% Notes due 2024	3.40% Notes due 2029	4.45% Notes due 2049

Maturity Date:	September 1, 2024	September 1, 2029	September 1, 2049

Principal Amount:	$500,000,000	$750,000,000	$750,000,000

Benchmark Treasury:	1.750% due July 31, 2024	1.625% due August 15, 2029	2.875% due May 15, 2049

Benchmark Treasury Price / Yield:	101-07+ / 1.491%	99-27 / 1.642%	116-11+/ 2.130%

Re-offer Spread to Benchmark Treasury:	+ 130 bps	+ 180 bps	+ 235 bps

Yield to Maturity:	2.791%	3.442%	4.480%

Coupon:	2.75%	3.40%	4.45%

Public Offering Price:	99.807% of the principal amount	99.644% of the principal amount	99.505% of the principal amount

Redemption Provisions:

Make-Whole Call:	T + 20 bps (prior to August 1, 2024)	T + 30 bps (prior to June 1, 2029)	T + 37.5 bps (prior to March 1, 2049)

Par Call:	On or after August 1, 2024 (one month prior to maturity)	On or after June 1, 2029 (three months prior to maturity)	On or after March 1, 2049 (six months prior to maturity)

Interest Payment Dates:	March 1 and September 1, beginning March 1, 2020	March 1 and September 1, beginning March 1, 2020	March 1 and September 1, beginning March 1, 2020

CUSIP / ISIN:	682680AX1 / US682680AX11	682680AY9 / US682680AY93	682680AZ6 / US682680AZ68

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

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A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Co-Managers:	BOK Financial Securities, Inc. RBC Capital Markets, LLC Siebert Cisneros Shank & Co., L.L.C. Tuohy Brothers Investment Research, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533; BofA Securities, Inc. toll free at 800-294-1322; Citigroup Global Markets Inc. toll free at 800-831-9146 or Goldman Sachs & Co. LLC toll free at 866-471-2526.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another electronic system.

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